

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Stewart Lor
Chief Executive Officer
X3 Holdings Co., Ltd.
Suite 412, Tower A, Tai Seng Exchange
One Tai Seng Avenue
Singapore 536464

> **Re: X3 Holdings Co., Ltd.**
> **Registration Statement on Form F-3**
> **Filed June 5, 2024**
> **File No. 333-279954**

Dear Stewart Lor:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

Risk Factors, page 10

1.   Provide a materially complete description of the risks related to bitcoin and the bitcoin network. As non-exclusive examples, discuss the environmental risks from bitcoin mining, the use of bitcoin in illicit transactions, volatility in the price of bitcoin, and the risk that rewards for mining bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the bitcoin network.

Selling Shareholder, page 11

2.   Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by YA II PN, LTD. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

<u>Signatures, page II-4</u>

3.   On the signature page of the filing, please identify the Chief Accounting Officer/Controller. See Section 6(a) of the Securities Act of 1933.

<u>General</u>

4.   Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of the Trust Indenture Act of 1939.

5.   We note that YA II PN, LTD., the selling shareholder, is the equity line investor under your Standby Equity Purchase Agreement dated as of May 16, 2024. Please revise to indicate that YA II PN, LTD. is an underwriter. Refer to Securities Act C&DI 139.13. Additionally, please expand your disclosure to include a more detailed description of the negotiations surrounding the material terms of the Standby Equity Purchase Agreement and related transactions. Revise to disclose the number of shares being registered for resale, the material conditions under which the company may access the funds available under it, the maximum principal amount available under the agreement, the full discounted price (or formula for determining it) at which the investor will receive the shares, and the term of the agreement. Additionally, include the material risks of an investment in the company and the offering, including the dilutive effect of the formula or pricing mechanism on the company's share price, the possibility that the company may not have access to the full amount available to it under the equity line, and whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the company's share price.

6.   Disclose the material market activities of YA II PN, LTD. including any short selling of the company's securities or other hedging activities that YA II PN, LTD. may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement, how it intends to distribute the securities it owns or will acquire, and how the provisions of Regulation M may prohibit it and any other distribution participants that are participating in the distribution of the company's securities from (i) engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect and (ii) purchasing shares in the open market while the equity line is in effect.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology